SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 001-15363


                           NOTIFICATION OF LATE FILING

(Check One):
|X| Form 10-KSB |_| Form 11-K |_| Form 20-F |_| Form 10-Q
|_| Form N-SAR

                       For Period Ended: DECEMBER 31, 2000
                                         -----------------

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:

                        ---------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                            -------------------------

- --------------------------------------------------------------------------------
                                     PART I
                             REGISTRANT INFORMATION

- --------------------------------------------------------------------------------
                             Full Name of Registrant

                                ADSTAR.COM, INC.
- --------------------------------------------------------------------------------
                            Former Name if Applicable

- --------------------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                         4553 Glencoe Avenue, Suite 300
- --------------------------------------------------------------------------------
                        Marina del Rey, California 90292
- --------------------------------------------------------------------------------
                            City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


            a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant is negotiating certain financial transactions which could have an effect on its year end financial statements. It is expected that these transactions will either close or be abandoned on or shortly after the prescribed due date and that the filing will be completed by the fifteenth day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Leslie Bernhard                           (310) 577-8255
- --------------------------------------------------------------------------------
(Name)                                    (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operation for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of operations for the registrant for the year ended December 31, 2000, will be different from the same period in the prior year. Net revenues, as restated in conformity with EITF 99-19, decreased to approximately $1,375,000 for 2000 from $1,454,000 for the same period in 1999, and $1,599,000 for the same period in 1998. These levels represent a net decline of approximately 5% for 2000 over the same period in 1999. The decrease in 2000 and 1999 was due primarily to a shift in focus to the internet transaction business. As we shifted our focus in 2000 and 1999 to the Web, we also shifted resources from expanding our historical software service business to creating and developing our web-based software. Consequently, software installation, license and end-user support revenues (referred to as "service revenues") declined to $1,093,000 for 2000 from $1,286,000 for the same period in 1999. Hardware sales were approximately $82,000 in 2000 from $132,000 for the same period in 1999. Revenues recognized on a net basis from our web business were $200,000, $36,000, and $0, for 2000, 1999, and 1998, respectively.

                                ADSTAR.COM, INC.
- --------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  04/02/01                    By:   /s/ LESLIE BERNHARD
                                     ---------------------------------
                                        Leslie Bernhard
                                        President and
                                        Chief Executive Officer

      INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and

Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

     5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.